UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K is a copy of the press release of Frontline Ltd. (the "Company"), dated November 27, 2013, containing the Company's earnings release for the third quarter and nine months of 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: December 3, 2013	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

FRONTLINE LTD.
THIRD QUARTER AND NINE MONTHS 2013 RESULTS

Highlights

•	Frontline reports a net loss attributable to the Company of $36.4 million for the third quarter of 2013, equivalent to a loss per share of $0.46.

•	Frontline reports a net loss attributable to the Company of $175.5 million for the nine months ended September 30, 2013, equivalent to a loss per share of $2.24.

•	Frontline records a vessel impairment loss of $22.4 million in the third quarter of 2013 and a vessel impairment loss of $103.7 million in the nine months ended September 30, 2013.

•	Frontline will not pay a dividend for the third quarter of 2013.
•	Frontline issued 329,532 new shares in the third quarter further to the ATM offering launched in June 2013.
•	In October 2013, Frontline entered into a private agreement to exchange $25.0 million of the Company's 4.5% Convertible Bond for an aggregate of 6,474,827 shares and a cash payment of $2.25 million.
•
In October 2013, Frontline agreed with Ship Finance to terminate the long term charter parties for the 1998 and 1999 built VLCCs Front Champion and Golden Victory and Ship Finance simultaneously sold the vessels to unrelated third parties.

Third Quarter and Nine Months 2013 Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces a net loss attributable to the Company of $36.4 million in the third quarter, equivalent to a loss per share of $0.46, compared with a net loss of $120.3 million in the second quarter, equivalent to a loss per share of $1.54. The Company has recorded a vessel impairment loss of $22.4 million in the third quarter compared with an impairment loss of $81.3 million in the preceding quarter. The third quarter impairment loss relates to the Front Champion and Golden Victory.

Impairment losses are taken when events or changes in circumstances occur that cause the Company to believe that future cash flows for an individual vessel will be less than its carrying value and not fully recoverable. In such instances an impairment charge is recognized if the estimate of the undiscounted cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.

Following the termination of the lease on the Company's final OBO carrier, Front Guider, in the first quarter of 2013 the results of the OBO carriers have been recorded as discontinued operations in accordance with U.S. generally accepted accounting principles.

The average daily time charter equivalents ("TCEs") earned in the spot and period market in the third quarter by the Company's VLCCs and Suezmax tankers were $16,100 and $12,400, respectively, compared with $14,100 and $13,800, respectively, in the preceding quarter. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $13,900 and $12,400, respectively, compared with $11,200 and $13,800, respectively, in the preceding quarter.

Contingent rental (income) expense relates to the amended charter parties with Ship Finance and the amended charter parties for four other leased vessels. Contingent rental income in the third quarter is primarily due to the release of an accrual, which is not required at September 30.

Ship operating expenses decreased by $5.8 million compared with the preceding quarter primarily due to a decrease in dry docking costs.

Following the redelivery of the chartered-in VLCC DHT Eagle on May 8, 2013, the Company no longer has any vessels chartered-in under operating leases.

Interest expense, net of capitalized interest, was $22.8 million in the third quarter of which $6.0 million relates to the Company's subsidiary Independent Tankers Corporation Limited ("ITCL").

Frontline announces a net loss attributable to the Company of $175.5 million for the nine months ended September 30, 2013, equivalent to a loss per share of $2.24. The average daily TCEs earned in the spot and period market in the nine months ended September 30, 2013 by the Company's VLCCs and Suezmax tankers were $15,800 and $13,600, respectively, compared with $23,200 and $15,500, respectively, in the nine months ended September 30, 2012. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $13,300 and $13,600, respectively, in the nine months ended September 30, 2013 compared with $23,700 and $15,500, respectively, in the nine months ended September 30, 2012.

As of September 30, 2013, the Company had total cash and cash equivalents of $79.3 million and restricted cash of $59.2 million. Restricted cash includes $57.1 million relating to deposits in ITCL.

The Company estimates average total cash cost breakeven rates for the remainder of 2013 on a TCE basis for VLCCs and Suezmax tankers of approximately $22,400 and $16,700, respectively.

Fleet Development

In October 2013, the Company agreed with Ship Finance to terminate the long term charter parties for the 1998 and 1999 built VLCCs Front Champion and Golden Victory and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties have terminated in November 2013.

The decision to terminate the long term charter parties was taken in view of the required investment to take the vessels through the 15 year special survey and current market rates. While the VLCC spot market has recently shown some signs of recovery, there is still a fundamental oversupply in the market and the retirement of older vessels should assist in balancing the market going forward.

The Company has agreed a compensation payment to Ship Finance of approximately $90 million for the early termination of the charter parties, of which $11.0 million will be paid upon termination and the balance will be recorded as notes payable, with similar amortisation profiles to the current lease obligations, with reduced rates until 2015 and full rates from 2016. Front Champion and Golden Victory have the highest charter rates of the vessels chartered in from Ship Finance and the level of compensation is a reflection of this.

These transactions will reduce the Company's obligations under capital leases by approximately $105 million and the remaining obligations under capital leases following these terminations will be approximately $735 million related to 15 VLCCs and five Suezmax tankers.

Newbuilding Program

As of September 30, 2013 the Company was committed to make newbuilding installments of $87.9 million with expected payment of $6.2 million in 2013 and $81.7 million in 2014.

Corporate

The Company issued 329,532 new ordinary shares under the ATM program in the third quarter. 78,843,586 ordinary shares were outstanding as of September 30, 2013, and the weighted average number of shares outstanding for the quarter was 78,838,476.

In October 2013, the Company entered into a private agreement to exchange $25.0 million of the outstanding principal amount of the Company's 4.5% Convertible Bond Issue 2010/2015 for an aggregate of 6,474,827 shares and a cash payment of $2.25 million.

The Market

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the third quarter of 2013 was WS 36, representing a decrease of WS 1 point from the second quarter of 2013 and the same level as the third quarter of 2012. The flat rate increased by 9.1 percent from 2012 to 2013.

The market rate for a Suezmax trading on a standard 'TD5' voyage between West Africa and Philadelphia in the third quarter of 2013 was WS 56, representing an increase of WS 2 points from the second quarter of 2013 and a decrease of WS 4 points from the third quarter of 2012. The flat rate increased by 9.3 percent from 2012 to 2013.

Bunkers at Fujairah averaged $600/mt in the third quarter of 2013 compared to $614/mt in the second quarter of 2013. Bunker prices varied between a high of $617/mt on August 29th and a low of $585/mt on July 3rd.

The International Energy Agency's ("IEA") October 2013 report stated an OPEC crude production, including Iraq, of 30.5 million barrels per day (mb/d) in the third quarter of 2013. This was a decrease of 0.3 mb/d compared to the second quarter of 2013.

The IEA estimates that world oil demand averaged 91.7 mb/d in the third quarter of 2013, which is an increase of 1.2 mb/d compared to the previous quarter. IEA estimates that world oil demand in 2013 will be 91.0 mb/d, representing an increase of 1.0 percent or 1.0 mb/d from 2012.

The VLCC fleet totalled 623 vessels at the end of the third quarter of 2013, unchanged from the previous quarter. Five VLCCs were delivered during the quarter, five were removed. The order book counted 56 vessels at the end of the third quarter, which represents nine percent of the VLCC fleet. According to Fearnleys, the single hull fleet is down to one vessel.

The Suezmax fleet totaled 447 vessels at the end of the third quarter, up from 444 vessels at the end of the previous quarter. Five vessels were delivered during the third quarter whilst two were removed. The order book counted 41 vessels at the end of the third quarter, which represents approximately nine percent of the Suezmax fleet. According to Fearnley's, the single hull fleet stands unchanged at five vessels.

Strategy and Outlook

While the VLCC spot market recently has shown signs of recovery, the Board is of the opinion that it may take some time before a reasonable market balance is restored and sustained recovery of the tanker market occurs. The Board believes that such a market balance and sustained recovery of the tanker market will be dependent on the extent of phase out of existing tonnage as well as global growth conditions.

As of September 30, 2013 Frontline had total debt and lease obligations, excluding non-recourse debt in ITCL of $1,122 million comprised of $841 million in lease obligations to Ship Finance, $66 million in lease obligations to German KGs and $215 million in convertible bond loan. A full repayment of this debt is, to a large extent, dependant on a sustained improvement in tanker rates in the years to come.

The Board is actively monitoring the situation and looking for opportunities to restructure the balance sheet and improve the Company's financial position. The Board expects the operating result (excluding one time gains and losses) in the fourth quarter to improve compared with the third quarter.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
November 26, 2013

Questions should be directed to:
Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2012 Jul-Sept	2013 Jul-Sept	CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2013 Jan-Sept	2012 Jan-Sept	2012 Jan-Dec
112,599	126,494	Total operating revenues	373,619	425,580	578,361
3,787	-	Gain on sale of assets and amortization of deferred gains	9,732	19,872	34,759
63,003	75,185	Voyage expenses and commission	219,571	186,819	269,845
33,845	26,987	Ship operating expenses	86,651	91,149	118,381
(7,969)	(8,864)	Contingent rental (income) expense	(9,470)	18,876	22,456
8,884	-	Charter hire expenses	4,176	31,103	37,465
8,319	7,412	Administrative expenses	23,168	24,682	33,906
-	22,400	Impairment loss on vessels	103,724	-	4,726
26,928	24,042	Depreciation	76,381	80,492	107,437
133,010	147,162	Total operating expenses	504,201	433,121	594,216
(16,624)	(20,668)	Net operating (loss) income	(120,850)	12,331	18,904
40	12	Interest income	81	90	130
(23,350)	(22,775)	Interest expense	(68,301)	(71,063)	(94,089)
(92)	6,067	Share of results from associated companies	13,046	167	(4)
79	(14)	Foreign currency exchange (loss) gain	(124)	100	84
17	-	Mark to market (loss) gain on derivatives	(585)	(1,189)	(1,725)
-	-	Gain on redemption of debt	-	4,600	4,600
324	333	Other non-operating items	939	906	1,244
(39,606)	(37,045)	Net loss before tax and noncontrolling interest	(175,794)	(54,058)	(70,856)
(95)	(84)	Taxes	(275)	(257)	(379)
(39,701)	(37,129)	Net loss from continuing operations	(176,069)	(54,315)	(71,235)
(9,552)	14	Net loss from discontinued operations	(1,016)	(12,537)	(12,540)
(49,253)	(37,115)	Net loss	(177,085)	(66,852)	(83,775)
236	669	Net loss attributable to noncontrolling interest	1,607	664	1,021
(49,017)	(36,446)	Net loss attributable to Frontline Ltd.	(175,478)	(66,188)	(82,754)

$(0.63)	$(0.46)	Basic loss per share attributable to Frontline Ltd.	$(2.24)	$(0.85)	$(1.06)

		Income on time charter basis ($ per day)*
12,300	16,100	VLCC	15,800	23,200	22,200
10,500	12,400	Suezmax	13,600	15,500	15,200
		Basis = Calendar days minus off-hire. Figures after deduction of broker commission.

2012 Jul-Sept	2013 Jul-Sept	CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (in thousands of $)	2013 Jan-Sept	2012 Jan-Sept	2012 Jan-Dec
(49,253)	(37,115)	Net loss	(177,085)	(66,852)	(83,775)
5	64	Unrealized (loss) gain from marketable securities	(56)	466	527
49	58	Foreign currency translation (loss) gain	(81)	75	97
54	122	Other comprehensive (loss) income	(137)	541	624
(49,199)	(36,993)	Comprehensive loss	(177,222)	(66,311)	(83,151)
(48,963)	(36,324)	Comprehensive loss attributable to Frontline Ltd.	(175,615)	(65,647)	(82,130)
(236)	(669)	Comprehensive loss attributable to noncontrolling interest	(1,607)	(664)	(1,021)
(49,199)	(36,993)		(177,222)	(66,311)	(83,151)

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2013 Sept 30	2012 Sept 30	2012 Dec 31
ASSETS
Short term
Cash and cash equivalents	79,279	164,484	137,603
Restricted cash	59,236	75,735	87,506
Other current assets	139,114	149,384	166,921
Long term
Newbuildings	29,010	20,144	26,913
Vessels and equipment, net	269,151	287,444	282,946
Vessels under capital lease, net	723,580	934,397	893,089
Investment in finance lease	49,504	51,952	51,374
Investment in unconsolidated subsidiaries and associated companies	59,438	40,805	40,633
Other long-term assets	831	1,373	1,236
Total assets	1,409,143	1,725,718	1,688,221

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	22,543	21,572	20,700
Current portion of obligations under capital lease	53,076	54,171	52,070
Other current liabilities	59,267	115,064	113,851
Long term liabilities
Long term debt	460,853	463,292	463,292
Obligations under capital lease	854,179	916,494	898,490
Other long term liabilities	3,871	7,225	8,669
Commitments and contingencies
Equity
Frontline Ltd. equity	(54,513)	136,069	119,675
Noncontrolling interest	9,867	11,831	11,474
Total equity	(44,646)	147,900	131,149
Total liabilities and equity	1,409,143	1,725,718	1,688,221

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2012 Jul-Sept	2013 Jul-Sept	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2013 Jan-Sept	2012 Jan-Sept	2012 Jan-Dec
		OPERATING ACTIVITIES
(49,253)	(37,115)	Net loss	(177,085)	(66,852)	(83,775)
		Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
28,439	24,728	Depreciation and amortization	77,943	87,300	115,388
(24)	24	Unrealized foreign currency exchange (gain) loss	(9)	(2)	(3)
(3,288)	-	Gain on sale of assets and amortization of deferred gains	(8,885)	(19,373)	(16,813)
-	(8,864)	Contingent rental income	(9,470)	-	-
92	(6,067)	Equity (earnings) losses of associated companies	(13,046)	(167)	4
-	22,400	Impairment loss on vessels	103,724	13,141	32,042
-	-	Gain on repurchase of convertible bond debt	-	(4,600)	(4,600)
5,568	(217)	Provision for doubtful debts	43	5,534	5,370
(108)	(122)	Other, net	(407)	268	168
15,816	2,121	Change in operating assets and liabilities	(21,723)	29,623	20,793
(2,758)	(3,112)	Net cash (used in) provided by operating activities	(48,915)	44,872	68,574

		INVESTING ACTIVITIES
13,461	16,576	Change in restricted cash	28,270	24,831	13,060
(538)	(519)	Additions to newbuildings, vessels and equipment	(1,691)	(1,501)	(14,503)
468	554	Finance lease payments received	1,578	1,336	1,824
(442)	-	Net proceeds from sale of vessels and equipment	6,371	12,224	10,619
-	-	Net investment in associated companies	(5,509)	(13,548)	(13,548)
12,949	16,611	Net cash provided by (used in) investing activities	29,019	23,342	(2,548)

		FINANCING ACTIVITIES
-	761	Net proceeds from issuance of shares	1,490	-	-
-	5,392	Proceeds from long-term debt, net of fees paid	19,798	-	-
(9,780)	(11,381)	Repayment of long-term debt	(21,531)	(24,049)	(24,921)
(13,076)	(12,700)	Repayment of capital leases	(38,185)	(40,247)	(64,068)
(22,856)	(17,928)	Net cash used in financing activities	(38,428)	(64,296)	(88,989)

(12,665)	(4,429)	Net (decrease) increase in cash and cash equivalents	(58,324)	3,918	(22,963)
177,149	83,708	Cash and cash equivalents at start of period	137,603	160,566	160,566
164,484	79,279	Cash and cash equivalents at end of period	79,279	164,484	137,603

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2013 Jan-Sept	2012 Jan-Sept	2012 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	77,858,502	77,858,502	77,858,502
Shares issued	985,084	-	-
Balance at beginning and end of period	78,843,586	77,858,502	77,858,502

SHARE CAPITAL
Balance at beginning of period	194,646	194,646	194,646
Capital reduction	(116,788)	-	-
Shares issued	985	-	-
Balance at end of period	78,843	194,646	194,646

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	821	225,769	225,769
Capital reduction	116,788	-	-
Stock option expense	124	732	821
Shares issued	318	-	-
Transfer to contributed surplus	-	(225,769)	(225,769)
Balance at end of period	118,051	732	821

CONTRIBUTED SURPLUS
Balance at beginning of period	474,129	248,360	248,360
Transfer from additional paid in capital	-	225,769	225,769
Balance at end of period	474,129	474,129	474,129

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(4,155)	(4,779)	(4,779)
Other comprehensive (loss) income	(137)	541	624
Balance at end of period	(4,292)	(4,238)	(4,155)

RETAINED DEFICIT
Balance at beginning of period	(545,766)	(463,012)	(463,012)
Net loss	(175,478)	(66,188)	(82,754)
Balance at end of period	(721,244)	(529,200)	(545,766)

FRONTLINE LTD. EQUITY	(54,513)	136,069	119,675

NONCONTROLLING INTEREST
Balance at beginning of period	11,474	12,495	12,495
Net loss	(1,607)	(664)	(1,021)
Balance at end of period	9,867	11,831	11,474

TOTAL EQUITY	(44,646)	147,900	131,149

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2012.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2012.

3.	DISCONTINUED OPERATIONS

The Company has determined that an individual vessel within a vessel class is not a component (as defined by accounting standards) as the Company does not believe that the operations of an individual vessel can be clearly distinguished. Generally, the Company believes that all of the vessels in a vessel class represent a component as defined for the purpose of discontinued operations and will present the operations of a vessel class as discontinued when all of those vessels either meet the criteria for held for sale or are sold.

Following the termination of the lease on the Company's final OBO carrier, Front Guider, in the first quarter of 2013 the results of the OBO carriers have been recorded as discontinued operations.

4.      IMPAIRMENT LOSS

The Company has recorded a vessel impairment loss of $22.4 million in the third quarter and an impairment loss of $81.3 million in the second quarter. The third quarter impairment loss relates to two vessels leased from Ship Finance (Front Champion and Golden Victory). The second quarter impairment loss relates to three vessels leased from Ship Finance (Front Century, Front Champion and Golden Victory). Impairment losses are taken when events or changes in circumstances occur that cause the Company to believe that future cash flows for an individual vessel will be less than its carrying value and not fully recoverable. In such instances an impairment charge is recognized if the estimate of the undiscounted cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.

5.      DEBT

The conversion price of the Company's convertible bonds at September 30, 2013 and December 31, 2012 was $36.5567.

6.      SHARE CAPITAL

In June 2013, the Company entered into an equity distribution agreement with Morgan Stanley & Co. LLC, ("Morgan Stanley") under which the Company may, at any time and from time to time, offer and sell new ordinary shares having aggregate sales proceeds of up to $40.0 million through Morgan Stanley in an at-the-market ("ATM") offering.  The Company issued 655,552 new ordinary shares under the program during the month of June 2013 and issued 329,532 new ordinary shares under the ATM program in the third quarter. 78,843,586 ordinary shares were outstanding as of September 30, 2013.

7.      RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance, a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance contingent rental expense and profit share based on the earnings of these vessels.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

8.     COMMITMENTS AND CONTINGENCIES

As of September 30, 2013, the Company was committed to make newbuilding installments of $87.9 million with expected payment of $6.2 million in 2013 and $81.7 million in 2014

9.      SUBSEQUENT EVENTS

In October 2013, the Company entered into a private agreement to exchange $25.0 million of the outstanding principal amount of the Company's 4.5% Convertible Bond Issue 2010/2015 for an aggregate of 6,474,827 shares and a cash payment of $2.25 million.

In October 2013, the Company agreed with Ship Finance to terminate the long term charter parties for the 1998 and 1999 built VLCCs Front Champion and Golden Victory and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties have terminated in November 2013. The Company has agreed a compensation payment to Ship Finance of approximately $90 million for the early termination of the charter parties, of which $11.0 million will be paid upon termination and the balance will be recorded as notes payable, with similar amortisation profiles to the current lease obligations, with reduced rates until 2015 and full rates from 2016. Front Champion and Golden Victory have the highest charter rates among the vessels Frontline has chartered in from Ship Finance and the level of compensation is a reflection of this.